December 21, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:
Response Letter to SEC comment letter Dated December 20, 2018

American Resources Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed December 11, 2018

File No. 333-226042

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Amendment No. 4 to Registration Statement on Form S-1 Filed December 11, 2018

Capitalization, page 45

1.
Refer to footnote 5. Tell us whether the enhanced anti-dilution protection or conversion will occur in connection with this offering.

Response: Note 5 refers to the conversion which occurred on November 5, 2018. No further anti-dilution protection or conversion will occur in connection with this offering.

Note 8 - Subsequent Events, page F-12

2.
We note your response to comment 2.  Please disclose, if true, that the "enhanced" anti-dilution rights of Series A Preferred Stock were made effective as of November 5, 2018.

Further clarify the following:

●
the nature of the amended enhanced anti-dilution rights, which include (but may not be limited to) the conversion of such Series A holdings into, and/or equal to, no less than Seventy-Two Percent (72%) of the fully diluted common stock of the Company.

●
how the amended rights differed from the anti-dilution rights since January 5, 2017, if at all.

Refer to ASC 260-10-50-2.

Response: Our risk factor outlined on page 10 includes the statement ‘certain enhanced anti-dilution protection.’ This statement has been consistent since our first filed registration statement which was filed on July 2, 2018. The term “enhanced” is not in reference to anything that changed, but merely to draw the reader’s attention that the Series A Preferred include rights that may not be standard. The registration statement filed on December 11, 2018 had several formatting changes from the Underwriter’s counsel which may have led to the risk factor appearing to be new.

a.
“enhanced” anti-dilutions rights were not newly effective on November 5, 2018, but have been in-place since January 5, 2017.
b.
There were no amended enhanced anti-dilution rights. The 72% conversion protection has been in place since January 5, 2017.
c.
The current and in-effect rights of the 72% conversion protection are the same as the rights that were in effect on January 5, 2017.

3.
Addressing ASC 815-40-15-7, please provide us your detailed analysis explaining how you concluded that the Series A Preferred Stock’s embedded conversion option is closely related to and indexed to equity.

Response: See attached

After review of the responses and the amended S-1, please let us know if you have additional questions or comments

/s/ Thomas Sauve
Thomas Sauve
President

American Resources Corporation ● www.AmericanResourcesCorp.comP.O. Box 606 ● Fishers, IN ● 46038

Topic ASC 815
AREC Series A Preferred Shares have the following characteristics:

1.
Voting rights 333(1/3) to 1 common (i.e., one Series A Preferred share votes on an “as-converted” basis to 333 and one third common.
2.
Anti-dilution protection (72% Floor of dilution)

ASC 815-15-25-1(a): an embedded feature does not require bifurcation if the feature is clearly and closely related to the host contract.
ASC 815-15-25-17A: requires an issuer to consider the economic characteristics and risks of a hybrid instrument issued in the form of a share to determine whether the nature of the host contract in the share is more akin to debt or to equity.

ASC 815-15-25-17C: General terms and features:

a)
The characteristics of the relevant terms and features themselves (for example, contingent versus noncontingent, in-the-money versus out-of-the-money)
a.
Voting rights – non-contingent (equity like)
b.
Anti-dilution – non-contingent (debt like)
b)
The circumstances under which the hybrid financial instrument was issued or acquired (equity like)
a.
The Series A Preferred Shares were issued to founding members of the company’s management.
c)
The potential outcomes of the hybrid financial instrument (equity like)
a.
The Preferred Shares would be settled by conversion into Company common shares without other consideration or cash given. There are no redemption features, just conversion into common.
ASC 815-15-25-17D: details on terms and features:

A.
Redemption Rights
1.
The Series A Preferred Shares do not carry any redemption for consideration provisions. (equity like)
B.
Conversion Rights
1.
The Series A Preferred Shares convert into common equity shares of the company (equity like)
C.
Voting Rights
1.
The Series A Preferred Shares allow the holders the ability to vote (equity like)
D.
Dividend rights
a.
The Series A Preferred Shares have no provisions for dividends (equity like)
E.
Protective covenants
a.
The Series A Preferred Shares have no provisions with protective covenants (equity like)

Conclusion: Of the required attributes required to be assessed under the guidance, only 1 is debt like. This attribute, anti-dilution, is weaker in strength than the equity like attributes outlined above. Based on the preponderance of evidence in the evaluation, the series A preferred shares should be treated as an equity instrument.

Additional consideration:

ASC 815-15-25-23 For example, a conversion option in a preferred stock that is deemed an equity host is generally considered clearly and closely related to the host instrument. As such, it should not be bifurcated from the host.

American Resources Corporation ● www.AmericanResourcesCorp.comP.O. Box 606 ● Fishers, IN ● 46038